EXHIBIT 99.25

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) OPENS STAR BUDS CANNABIS STORE IN CANMORE, ALBERTA ENTERING THIRD CANADIAN PROVINCE

Star Buds January-February 2021 Retail Revenues top $1.7 Million

TORONTO, ONTARIO, March 8, 2021 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that its sixth Star Buds Cannabis Co. (“Star Buds”) branded cannabis retail store opened this past Saturday. This store is located at 713 Main Street in the Town of Canmore, and is the first store opened by Cordova in the province of Alberta along with its stores in Ontario and Manitoba. This Star Buds store has begun processing online orders for in-store pickup that are made through its website www.starbuds.co, and is also open to walk-in customers. The official grand opening of the store is scheduled for Friday, March 12, 2021 and Saturday, March 13, 2021.

Star Buds is now in three provinces across Canada. Cordova is continuing its expansion plan and expects to open additional Star Buds retail stores in Alberta and across the rest of Canada in the coming months. The Company’s first five stores have performed well this year despite lockdowns that have affected much of the country. Curbside pickup and home delivery options were implemented quickly so that Star Buds customers could continue to purchase products from our stores. The strong revenue and profits generated from these stores during more difficult times has given the Company increased confidence to accelerate its retail business model in Canada. In the first two months of the year, the Star Buds retail chain in Canada generated revenues of $1,726,926 with a gross margin of 35.7%. All five stores have been profitable during this time. Management expects revenues and profitability to increase with the lifting of lockdowns as the Company achieves greater customer awareness of the more recently opened stores.

“We are excited to open our first Star Buds store in Alberta and look forward to opening our four other Alberta stores currently in development over the next few months,” stated Taz Turner, Chairman and CEO of the Company. “We continue to accelerate our organic expansion this year and continue to see acquisition opportunities that could allow us to grow even faster.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

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Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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